Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months		Six Months
	Ended June 30,		Ended June 30,		Year Ended December 31,
	2007	2006	2007	2006	2006	2005	2004	2003	2002
Income from continuing operations before undistributed earnings of equity method investments, amortization of capitalized interest, minority interests and taxes	$63.4	58.4	88.1	99.8	199.4	189.2	177.0	124.4	81.7
Less undistributed earnings of equity method investments	(2.5)	(2.0)	(1.7)	(3.1)	(8.2)	(4.3)	(5.8)	(0.4)	(1.4)
Plus distributed earnings of equity method investments	4.9	0.3	6.2	0.3	0.3	—	1.3	—	2.6
Plus amortization of capitalized interest	$0.1	0.1	0.1	0.1	0.5	0.3	0.2	0.2	0.1

	$65.9	56.8	92.7	97.1	192.0	185.2	172.7	124.2	83.0

Plus:
Fixed charges:
Other Interest expense (includes amortization of deferred financing costs)	$12.9	11.4	31.8	23.4	49.2	49.0	42.9	42.4	38.0
Floorplan interest expense	$19.5	16.2	35.7	30.2	61.6	47.3	40.9	35.9	27.4
Capitalized interest	$1.3	1.5	2.7	2.6	7.1	4.0	2.9	2.3	2.2
Interest factor in rental expense	$12.5	11.0	24.7	21.6	44.8	36.3	28.3	22.7	16.6
Preferred stock dividends	$—	—	—	—	—	—	—	—	10.5

Total fixed charges	$46.2	40.1	94.9	77.8	162.7	136.6	115.0	103.3	94.7

Less:
Capitalized interest	$1.3	1.5	2.7	2.6	7.1	4.0	2.9	2.3	2.2
Preferred dividends	$—	—	—	—	—	—	—	—	10.5

Earnings	$110.8	95.4	184.9	172.3	347.6	317.8	284.8	225.2	165.0

Ratio of earnings to fixed charges	2.4	2.4	1.9	2.2	2.1	2.3	2.5	2.2	1.7